SEQUIAM CORPORATION
300 Sunport Lane
Orlando, Florida 32809
Telephone: (407) 541-0773
Facsimile: (407) 240-1431

June 27, 2007

United States
Securities and Exchange Commission
100 F Street N.E.
Room 4561
Washington, DC 20549
Attention: Stephen G. Krikorian

Re:          Sequiam Corporation (the “Company”)
Form 8-K filed on June 15, 2007
File No. 3-45678

Dear Mr. Krikorian:

This letter is in response to your letter dated June 20, 2007 regarding the Company’s Form 8-K filed June 15, 2007. A Form 8-K/A was filed on June 27, 2007 that contained the following changes:

•	the date that McGladrey & Pullen was engaged by the Company’s Board of Directors was added to the last sentence in the first paragraph; and

•
the fact that the audit report of the Company’s former accountants for the fiscal year ended December 31, 2005 included an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern was added to the second paragraph.

Enclosed are two courtesy copies of the Form 8-K/A that was filed on June 27, 2007. Additions to the Form 8-K originally filed have been underlined or noted with brackets, deletions are noted with a caret “^”. Marked revisions that are not described above were made for purposes of clarifying and updating information previously presented.

The Company understands and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

SEQUIAM CORPORATION

By: /s/ Mark L. Mroczkowski
       Mark L. Mroczkowski
                                       Executive Vice President and Chief Financial
                                       Officer